May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Charlie Guidry

Mara Ransom

Re:	Flywire Corporation

Registration Statement on Form S-1

File No. 333-255706

Request for Acceleration of Effective Date

Requested Date: Requested Time:	Tuesday, May 25, 2021 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flywire Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-255706) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Keith Scherer at 617-648-9231.

[Signature page follows]

Securities and Exchange Commission

May 21, 2021

Sincerely,

Flywire Corporation

By:	/s/ Michael Massaro
Chief Executive Officer Principal Executive Officer

cc:	David Gammell, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John J. Egan III, Goodwin Procter LLP

Joseph C. Theis, Jr., Goodwin Procter LLP

Jared J. Fine, Goodwin Procter LLP